Exhibit 99.1

For Immediate Release
September 1, 2004

Luke Energy Announces
Reserves Update and Finding Costs

Calgary, Alberta: Luke Energy Ltd. announces updated reserves, land values and finding costs reflecting the results of its successful drilling program this past winter at Marten Creek in Northern Alberta. The Company’s strong gains since inception approximately 18 months ago are expected to continue with substantially higher activity levels this coming winter at Marten Creek and in the Fort St. John area of northeastern B.C.

Reserves Summary

Luke Energy’s reserves were evaluated effective August 1, 2004 by the independent engineering firm of Gilbert Laustsen Jung Associates Ltd.

	Oil	Gas	BOE (6:1)	Present Worth ($000’s)
	mbbls	mmcf	mboe	0%	10% Disc.

Proved Producing	341.4	7,957	1,667.6	$31,058	$22,246
Proved Non-producing	0	4,328	721.4	12,559	8,236
Proved Undeveloped	0	348	57.9	855	681

Total Proved	341.4	12,633	2,446.9	44,472	31,163

Probable	48.0	5,079	894.5	15,930	9,096

Total Proved + Probable	389.4	17,712	3,341.4	$60,402	$40,259

Land

At June 30, 2004 Luke Energy’s undeveloped land consisted of an average 84% interest in 28,260 gross (23,750 net) acres valued at $4.2 million by Seaton Jordan Associates Ltd., an independent land consulting firm.

Working Capital & Shares

For the second quarter ended June 30, 2004 Luke Energy had working capital of $22.7 million and no debt. Shares outstanding were 34.86 million.

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Finding Costs

Luke Energy’s total capital expenditures (land, seismic, drilling, facilities and acquisitions) from start of operations in March, 2003 to June 30, 2004 totalled $19 million. Primarily through drilling, the Company has added proved reserves of 2.2 million boe and proved plus probable reserves of 3.0 million boe. Luke Energy’s finding and on-stream costs of $8.64 per boe for proved reserves and $6.27 per boe for proved plus probable reserves are among the lowest in the oil and gas industry.

Reserve Life Index

Based on current daily production of 900 boepd (90% gas), Luke Energy has a reserve life index for proved reserves of 7.4 years and 10.2 years for proved plus probable reserves which reflects attractive long-life reserves.

Luke Energy is an emerging oil and gas company located in Calgary and focused in Western Canada where it is actively generating new drilling opportunities and seeking strategic acquisitions. Luke Energy is listed on the Toronto Stock Exchange under the symbol "LKE".

Information Contacts: Harold V. Pedersen, CEO
Mary C. Blue, President & COO
Carrie McLauchlin, Vice-President, Finance & CFO
Phone: (403) 261-4811 Website: www.lukeenergy.com

This press release may contain forward-looking statements that are based on current expectations. There are a number of risks and uncertainties associated with the oil and gas industry which could cause actual results to differ materially from those anticipated. Information on factors that could affect Luke’s operations or financial results are included in Luke’s reports on file with Canadian securities regulatory authorities.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

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